FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate

London EC2M 3UR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Enclosure: 1. Final Results announcement made on 28 March 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 March 2007	NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ H Campbell
	Name:	H Campbell
	Title:	Head of Group Secretariat

NATIONAL WESTMINSTER BANK Plc

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

National Westminster Bank Plc (‘NatWest’ or the ‘Group’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is The Royal Bank of Scotland Group plc.

These results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest’s preference shares, which continue to be listed on the London Stock Exchange.

FINANCIAL REVIEW

Profit

Profit before tax was up 1%, from £3,411 million to £3,456 million. The Group transferred its home mortgage business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 and the results of this entity have been classified as ‘Discontinued’ in 2005. Profit from continuing operations increased by £192 million, 6%, reflecting organic income growth.

Total income

The Group achieved strong organic growth in income during 2006. Total income was up 8% or £676 million to £9,326 million. Total income from continuing operations was up £897 million, 11%. This growth was reflected across all divisions and was particularly strong in UK Corporate Banking, Retail, Wealth Management and Ulster Bank.

Net interest income was flat at £4,449 million. Net interest income from continuing operations rose by 5%, £200 million and represents 48% of total income (2005 – 50%).

Non-interest income increased 16% to £4,877 million. Non-interest income from continuing operations was up 17%, £697 million and represents 52% of total income (2005 – 50%). Within non-interest income, fees and commissions receivable increased by 6% to £3,928 million and fees and commissions payable were stable at £960 million. Income from trading activities increased by 80% to £1,458 million while other operating income decreased by 29% to £451 million.

Operating expenses

Operating expenses rose by 12% to £5,018 million. Operating expenses from continuing operations increased by 14% to support business expansion.

Cost: income ratio

The Group’s cost: income ratio was 53.8% compared with 52.4% for continuing operations in 2005.

Impairment losses

Impairment losses were £852 million compared with £756 million in 2005, an increase of 13%. Higher provisions in Retail Markets in respect of unsecured personal loans and credit cards and in Ulster Bank due to growth in lending were partially offset by lower impairment losses in Corporate Markets where credit conditions have remained benign.

Integration

Integration costs, which relate to the integration of First Active, were £67 million compared with £163 million in 2005.

Dividends

Dividends totalling £1,500 million (2005 - £350 million) were paid to the holding company during the year.

Balance sheet

Total assets were £290.7 billion at 31 December 2006, 12% higher than total assets of £260.6 billion at 31 December 2005. Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased by 12% or £18.1 billion to £162.9 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 13% or £18.2 billion to £155.4 billion.

The directors are satisfied with the progress of the Group in 2006 and do not expect any significant change in the future.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

	2006		2005
	Discontinued*		Continuing
	£m	£m	£m
Interest receivable	9,825	203	8,289
Interest payable	5,376	(9)	4,040

Net interest income	4,449	212	4,249

Fees and commissions receivable	3,928	43	3,663
Fees and commissions payable	(960)	(34)	(926)
Income from trading activities	1,458	—	808
Other operating income	451	—	635

Non-interest income	4,877	9	4,180

Total income	9,326	221	8,429

Staff costs	1,754	—	1,477
Premises and equipment	266	—	114
Other administrative expenses	2,741	70	2,440
Depreciation and amortisation	257	—	382

Operating expenses	5,018	70	4,413

Operating profit before impairment losses	4,308	151	4,016
Impairment losses	852	4	752

Operating profit before tax	3,456	147	3,264
Tax**	831	44	904

Operating profit after tax	2,625	103	2,360

Discontinued operations	—		103

Profit for the year	2,625		2,463
Minority interests	39		17

Profit attributable to ordinary shareholders	2,586		2,446

*	the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.
**	includes overseas tax of £326 million for 2006 (2005 - £273 million).

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2006

	2006	2005
	£m	£m
Assets
Cash and balances at central banks	1,525	1,568
Treasury and other eligible bills	275	770
Loans and advances to banks	61,563	55,995
Loans and advances to customers	182,411	159,943
Debt securities	32,268	28,745
Equity shares	1,158	823
Intangible assets	1,209	1,198
Property, plant and equipment	1,719	1,531
Settlement balances	3,574	3,931
Derivatives	2,746	2,976
Prepayments, accrued income and other assets	2,213	3,123

Total assets	290,661	260,603

Liabilities
Deposits by banks	46,258	46,001
Customer accounts	181,219	157,924
Debt securities in issue	14,335	10,801
Settlement balances and short positions	24,274	21,574
Derivatives	2,343	2,657
Accruals, deferred income and other liabilities	4,108	3,579
Retirement benefit liabilities	1,298	1,235
Subordinated liabilities	5,641	6,648

Total liabilities	279,476	250,419
Equity:
Minority interests	1,012	744
Shareholders’ equity
Called up share capital	1,678	1,678
Reserves	8,495	7,762
Total equity	11,185	10,184

Total liabilities and equity	290,661	260,603

OVERVIEW OF CONSOLIDATED BALANCE SHEET

Total assets of £290.7 billion at 31 December 2006 were up £30.1 billion, 12%, compared with 31 December 2005, reflecting business growth.

Loans and advances to banks increased by £5.6 billion, 10%, to £61.6 billion. Growth in bank placings, up £7.9 billion, 18%, to £50.8 billion, were partially offset by a reduction in reverse repurchase agreements and stock borrowing (“reverse repos”), down £2.3 billion, 18% to £10.8 billion.

Loans and advances to customers were up £22.5 billion, 14%, to £182.4 billion. Lending, excluding reverse repos, rose by £18.1 billion, 12% to £162.9 billion reflecting organic growth across all divisions. Reverse repos increased by 29%, £4.4 billion to £19.5 billion.

Debt securities increased by £3.5 billion, 12%, to £32.3 billion, principally due to increased trading book holdings in Corporate Markets.

Equity shares rose by £0.3 billion, 41%, to £1.2 billion, reflecting the increase in the fair value of available-for-sale securities.

Derivatives, assets and liabilities, decreased reflecting the effects of interest and exchange rates.

Prepayments, accrued income and other assets were down £0.9 billion, 29% to £2.2 billion.

Deposits by banks rose by £0.3 billion, 1% to £46.3 billion. Increased repurchase agreements and stock lending (“repos”), up £0.8 billion to £20.4 billion were offset by lower inter-bank deposits, down £0.5 billion, 2% at £25.9 billion.

Customer accounts were up £23.3 billion, 15% at £181.2 billion. Within this, repos increased £5.1 billion, 25% to £25.8 billion. Excluding repos, deposits rose by £18.2 billion, 13%, to £155.4 billion with good growth in all divisions.

Debt securities in issue increased by £3.5 billion, 33%, to £14.3 billion.

The increase in settlement balances and short positions, up £2.7 billion, 13%, to £24.3 billion, reflected growth in customer activity.

Accruals, deferred income and other liabilities increased £0.5 billion, 15% to £4.1 billion.

Subordinated liabilities were down £1.0 billion, 15% to £5.6 billion. The issue of £0.1 billion dated loan capital was offset by the redemption of £0.4 billion dated and £0.3 billion undated loan capital and £0.4 million principally relating to exchange rate movements.

Shareholders’ equity increased by £0.7 billion, 8% to £10.2 billion. The profit for the period of £2.6 billion was partly offset by the payment of ordinary dividend, £1.5 billion and £0.4 billion resulting principally from exchange rate movements.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 31 DECEMBER 2006

	2006	2005
	£m	£m
Available-for-sale investments
Net valuation gains taken direct to equity	81	38
Net profit taken to income on sales	(55)	(324)

Cash flow hedges
Net losses taken direct to equity	(2)	—
Net gains taken to earnings	(39)	(28)

Exchange differences on translation of foreign operations	(491)	180

Expense before tax on items recognised direct in equity	(506)	(134)
Tax on items recognised direct in equity	(43)	106

Net expense recognised direct in equity	(549)	(28)
Profit for the year	2,625	2,463

Total recognised income and expense for the year	2,076	2,435

Attributable to:
Equity shareholders	2,045	2,420
Minority interests	31	15

	2,076	2,435

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

	2006	2005
	£m	£m
		(Restated - Note 8)
Operating activities
Operating profit before tax	3,456	3,411

Adjustments for:
Depreciation and amortisation	257	382
Interest on subordinated liabilities	310	304
Charge for defined benefit pension schemes	229	149
Cash contribution to defined benefit pension schemes	(135)	(1,007)
Elimination of foreign exchange differences and other non-cash items	1,214	(3,185)

Net cash inflow from trading activities	5,331	54
Changes in operating assets and liabilities	2,706	24,173

Net cash flows from operating activities before tax	8,037	24,227
Income taxes paid	(1,157)	(1,170)

Net cash flows from operating activities	6,880	23,057

Investing activities
Sale and maturity of securities	1,489	1,600
Purchase of securities	(874)	(1,322)
Sale of property, plant and equipment	268	333
Purchase of property, plant and equipment	(382)	(281)
Net investment in business interests and intangible assets	(92)	(168)

Net cash flows from investing activities	409	162

Financing activities
Issue of subordinated liabilities	91	291
Proceeds of minority interests issued	271	463
Redemption of minority interests	—	(121)
Capital contribution	188	—
Repayment of subordinated liabilities	(719)	(210)
Dividends paid	(1,534)	(365)
Interest on subordinated liabilities	(313)	(319)

Net cash flows from financing activities	(2,016)	(261)

Effects of exchange rate changes on cash and cash equivalents	(2,237)	2,621

Net increase in cash and cash equivalents	3,036	25,579
Cash and cash equivalents at beginning of year	48,424	22,845

Cash and cash equivalents at end of year	51,460	48,424

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 8 to 14 of the 2005 Annual Report and Accounts.

2.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £852 million (2005 - £753 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2006 from £2,031 million to £2,061 million, and the movements thereon were:

	2006	2005
	£m	£m
At beginning of year	2,031	2,125
Currency translation, amounts written-off and other adjustments	(755)	(771)
Charge to the income statement	852	753
Unwind of discount	(67)	(76)

At end of year	2,061	2,031

Total impairment losses charged to the income statement comprise:

	2006	2005
	£m	£m
Loans and receivables and finance leases	852	753
Available-for-sale securities	—	3

Impairment losses	852	756

3.	Taxation

The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	2006	2005
	£m	£m
Profit before tax	3,456	3,411

Expected tax charge	1,037	1,023
Non-deductible items	170	70
Non-taxable items	(35)	(71)
Taxable foreign exchange movements	(106)	35
Foreign profits taxed at other rates	(23)	(21)
Other	(212)	(88)

Actual tax charge	831	948

4.	Dividend

	2006	2005
	£m	£m
Ordinary dividends paid to holding company	1,500	350

5.	Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

6.	Analysis of consolidated equity

	2006	2005
	£m	£m
Called-up share capital
At beginning of year	1,678	2,102
Implementation of IAS 32 on 1 January 2005	—	(424)

At end of year	1,678	1,678

Share premium account
At beginning of year	1,291	1,286
Implementation of IAS 32 on 1 January 2005	—	5

At end of year	1,291	1,291

Available-for-sale reserves
At beginning of year	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	200
Net change	18	(200)

At end of year	18	—

Cash flow hedging reserve
At beginning of year	148
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	156
Amount recognised in equity during the year	(2)	—
Amount transferred from equity to earnings in the year	(39)	(28)
Taxation	(35)	20

At end of year	72	148

	2006	2005
	£m	£m
Foreign exchange reserve
At beginning of year	169	(19)
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	6
Retranslation of net assets, net of related hedges	(483)	182

At end of year	(314)	169

Other reserves
At beginning of year	298	298
Capital contribution	188	—

At end of year	486	298

Retained earnings
At beginning of year	5,856	4,342
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(582)
Profit attributable to ordinary shareholders	2,586	2,446
Ordinary dividends paid	(1,500)	(350)

At end of year	6,942	5,856

Shareholders’ equity at end of period	10,173	9,440

Minority interests
At beginning of year	744	408
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(6)
Currency translation adjustments and other movements	(8)	(2)
Profit attributable to minority interests	39	17
Dividends paid	(34)	(15)
Equity raised	271	463
Equity withdrawn	—	(121)

At end of year	1,012	744

Total equity at end of year	11,185	10,184

7.	Contingent liabilities and commitments

	2006	2005
	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,272	2,768
Other contingent liabilities	2,889	2,967

Total	5,161	5,735

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	73,976	67,516
Other commitments	181	182

Total	74,157	67,698

8.	Cash flow statement

Two line items in the 2005 cash flow statement have been amended as set out below. No other caption is affected and the amount of cash and cash equivalents is unchanged.

	As reported	2005 Revised
	£m	£m
Other non-cash items	4,227	(3,185)

Effects of foreign exchange rate changes on
cash and cash equivalents	(4,791)	2,621

9.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2006 will be filed with the Registrar of Companies following the company’s Annual General Meeting. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

10.	Form 20-F

A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

11.	Date of approval

The results for the year ended 31 December 2006 were approved by the Board of directors on 28 March 2007.

CONTACTS

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758